PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1 T: +1 514 205 5000, F: +1 514 876 1502 “PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership. Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Lightspeed Commerce Inc. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Lightspeed Commerce Inc. and its subsidiaries (together, the Company) as of March 31, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statementsˮ). We also have audited the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. As described in Management’s Annual Report on Internal Control Over Financial Reporting, management has excluded Vend Limited (Vend), NuORDER Inc. (NuORDER) and Ecwid Inc. (Ecwid) from its assessment of internal control over financial reporting as of March 31, 2022 because they were acquired by the Company in purchase business combinations during fiscal year 2022. We have also excluded Vend, NuORDER and Ecwid from our audit of internal control over financial reporting. Vend, NuORDER and Ecwid are wholly owned subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 1% and 14%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2022. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Valuation of Intangible Assets in Business Acquisitions of Vend, NuORDER and Ecwid As described in Notes 4 and 5 to the consolidated financial statements, the Company completed the acquisitions of (i) Vend for net consideration of $372 million in April of 2021, which resulted in $92 million of intangible assets related to customer relationships and software technology and $294 million of goodwill being recorded; (ii) NuORDER for net consideration of $384 million in July of 2021, which resulted in $105 million of intangible assets related to customer relationships and software technology and $300 million of goodwill being recorded; and (iii) Ecwid for net consideration of $595 million in October of 2021, which resulted in $72 million of intangible assets related to customer relationships and software technology and $543 million of goodwill being recorded. Management applied significant judgment in estimating the fair value of intangible assets acquired, which involved the use of key estimates and assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, the attrition rates, the payments attach rates, the royalty rates and the discount rates. The principal considerations for our determination that performing procedures relating to the valuation of intangible assets in business acquisitions of Vend, NuORDER and Ecwid is a critical audit matter are (i) the high degree of auditor judgment and subjectivity in performing procedures relating to the fair value measurement of intangible assets acquired due to the significant judgment by management when developing the estimates; (ii) significant audit effort in evaluating the key assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, the attrition rates, the payments attach rates, the royalty rates and the discount rates; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of intangible assets, including controls over the development of the assumptions used in the valuation of the intangible assets. These procedures also included, among others, (i) reading the purchase agreements; and (ii) testing management’s process for estimating the fair value of intangible assets. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of key assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, the attrition rates, the payment attach rates, the royalty rates and the discount rates for the intangible assets. Evaluating the reasonableness of the expected future net discounted cash flows including the future performance of the related intangible assets, the royalty rates, the attrition rates and the payment attach rates involved considering the past performance of the acquired businesses and the Company, as well as economic and industry forecasts, and considering whether they were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in evaluating the appropriateness of the valuation methods and in evaluating key assumptions, including the discount rates. /s/PricewaterhouseCoopers LLP1 Montréal, Quebec, Canada May 19, 2022 We have served as the Company’s auditor since 2015. 1 CPA auditor, public accountancy permit No. TA145383